LION COPPER AND GOLD CORP. ANNOUNCES TERMINATION OF WATER RIGHTS
SALE, DEBT SETTLEMENT, GRANT OF STOCK OPTIONS, AND FINANCING

May 26, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has reached an amicable agreement with Desert Pearl Farms to terminate the contract on the sale of the Company's water rights (as previously announced in a news release dated February 21, 2021). In light of the Company's agreement with Rio Tinto, the return of these water rights to the Company are expected to play a critical role in the reclamation and development of the MacArthur and Yerington projects.

As a consequence of the termination, the Company will recover the water permit designated for mining and milling use and will return the US$1,000,000 deposit to Desert Pearl Farms. This water permit is currently subject to court proceedings and settlement discussions between the Company and the State of Nevada.

Travis Naugle, CEO of Lion CG, states "We appreciate Desert Pearl Farms' support in allowing us to put these water rights back to their original intended use for mining and milling, as we pursue development of the MacArthur and Yerington projects with Rio Tinto. We recognize our role as a steward of natural resources in the Mason Valley and are working closely with Rio Tinto on leading sustainability approaches on water use and consumption."

Financing

The Company also announces a financing of up to US$2,000,000 in convertible debentures with final terms to be determined in the context of the market.

Debt Settlement

The Company announces that it has agreed to settle US$61,366 of debt with a creditor by issuing 915,910 common shares of the Company at a deemed price of US$0.067 (C$0.085) per share. The amount of indebtedness represents outstanding amounts owing for services provided to the Company.

The issuance of the common shares in connection with the debt settlement is subject to the approval of the TSX Venture Exchange and will be subject to a four-month hold period.

Option Grant

In addition, the Company announces that it has granted incentive stock options pursuant to its stock option plan to various directors, officers, employees and consultants of the Company, to purchase up to an aggregate of 9,000,000 common shares of the Company. The stock options are exercisable at a price of C$0.085 (US$0.067) per share and expire five years from the date of grant.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the water permit and the proposed financing. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; income tax and regulatory matters; the ability of Lion CG to implement its business strategies; competition; currency and interest rate fluctuations and other risks.